Exhibit 99.1

News Release

MediWound Reports Second Quarter 2016 Financial Results

Conference call begins today at 8:30 a.m. Eastern time

YAVNE, Israel (July 28, 2016) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, reports financial results for the three and six months ended June 30, 2016.

Highlights of the second quarter of 2016 include:

•	Received positive reimbursement for NexoBrid® from the Board of the Italian Drug Agency (AIFA);
•
Eleven presentations highlighting the positive results achieved by clinicians using NexoBrid as an effective enzymatic debridement for severe burns were presented during the American Burn Association (ABA) 48th Annual Meeting;

•
An abstract highlighting the merits of NexoBrid in the direct assessment of burn severity was selected as "Best Oral Presentation" at the British Burn Association's (BBA) 49th Annual Conference and Scientific Meeting;

•	Launched NexoBrid in Argentina through the Company’s local distributer partner;
•	Expanded global distribution of NexoBrid through a distribution agreement with Kaken Pharmaceuticals Co., Ltd. for the distribution of NexoBrid in Japan for the treatment of severe burns;
•	The positive EscharEx® Phase 2 data was presented at the "Late Breaker" session at the Symposium on Advanced Wound Care (SAWC) Spring 2016; and
•
A comprehensive review of injectable bromelain solution (IBS, or MWPC003) for the treatment of Dupuytren's contracture was published in the May 2016 edition of the peer-reviewed journal, Bone & Joint Research.

Management Commentary

“The second quarter featured excellent progress across a number of important areas that positions us for continued commercial and clinical success,” stated Gal Cohen, President and Chief Executive Officer of MediWound.  “The second quarter was highlighted by a number of milestones for NexoBrid including receipt of favorable reimbursement in Italy, the presentation of a large number of scientific presentations at the ABA highlighting the product’s ability to debride severe burns, the award of ‘Best Oral Presentation’ at the BBA, the launch of NexoBrid in Argentina and the expansion of NexoBrid into Japan through an exclusive distribution agreement with Kaken.

“We were particularly pleased to have positive Phase 2 data with EscharEx for the debridement of chronic and hard-to-heal wounds presented as a ‘Late Breaker’ at the SAWC Spring conference before an audience of leading wound care specialists. Based on the compelling clinical activity and safety data demonstrated to date, particularly in diabetic foot ulcers and venous leg ulcers, we are moving our clinical plan forward with the goal of making EscharEx available for the treatment of these indications.  We plan to hold discussions with the U.S. Food and Drug Administration (FDA) by the end of 2016 regarding plans for a pivotal program for EscharEx in the U.S.

“Data published on MWPC003 in Bone & Joint Research demonstrated statistically significant efficacy in a validated model for connective tissue disorder and supports potential new uses of our enzymatic technology. We are encouraged to generate the remaining data needed to support an Investigational New Drug application for MWPC003 in connective tissue disorders and, subsequently, to embark on a clinical development program in the U.S.,” concluded Mr. Cohen.

Second Quarter Financial Results

Revenues for the second quarter of 2016 were $356,000 compared with $165,000 for the second quarter of 2015.

Net research and development expenses for the second quarter of 2016 were $2.9 million, compared with $1.5 million for the second quarter of 2015.  The increase in net research and development expenses was primarily due to an increase of $1.4 million of expenses related to NexoBrid clinical trials and $0.6 million related to EscharEx development, which was offset by an increase of $0.8 million participation by the U.S. Biomedical Advanced Research and Development Authority (BARDA) and Israeli Office of Chief Scientists.

Sales, marketing and G&A expenses increased to $3.7 million for the second quarter of 2016 from $3.4 million for the second quarter of 2016.

For the second quarter of 2016, the Company posted a net loss of $7.5 million, or $0.34 per share, compared with a net loss of $4.1 million, or $0.19 per share, for the second quarter of 2015. The increase was primarily due to an increase in net research and development expenses of $1.4 million and net financial income of $1.4 million, which was recorded in 2015, and was largely comprised of non-cash revaluation of contingent liabilities and changes in foreign currency exchange rates.

Adjusted EBITDA, as defined below, for the second quarter of 2016 was a loss of $5.7 million, compared with a loss of $4.8 million for the second quarter of 2015.

First Half 2016 Financial Results

Revenues for the first half of 2016 were $610,000 compared with $232,000 for the same period of 2015.

Operating expenses for the first half of 2016 were $10.5 million, in line with the Company's budget, and compared with $9.3 million for the same period of 2015. The increase was primarily due to an increase in net research and development expenses of $0.9 million and $0.4 million increase in non-cash share-based compensation expense. The increase in net research and development expenses was primarily due to $2.8 million of expenses related to NexoBrid clinical trials, as well as $1.2 million related to EscharEx development, which was offset by $3.1 million participation by BARDA.

For the six months ended June 30, 2016, the Company posted a net loss of $11.3 million, or $0.52 per share, compared with a net loss of $10.5 million, or $0.49 per share, for the same period in 2015.

Adjusted EBITDA, as defined below, for the first half of 2016 was a loss of $8.7 million, compared with a loss of $8.5 million for the first half of 2015.

Balance Sheet Highlights

As of June 30, 2016 the Company had cash and short-term deposits of $37.8 million and working capital of $36.7 million.  The Company remained on budget and utilized $8.2 million in cash to fund operating activities during the first half of 2016.

During 2016 the Company will continue to invest primarily in its sales and marketing activities in Europe to advance the adoption of NexoBrid and in research and development efforts for NexoBrid supported by BARDA funding, as well as advance the development of EscharEx for chronic wounds and other pipeline product candidates.

Cash use for the year is expected to be $18 million to $20 million, lower than the Company’s previous forecast which was in the range of $20 million to $22 million.

Conference Call

MediWound management will host a conference call for investors today, July 28, 2016 beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the call by dialing (877) 602-7189 (domestic) or (678) 894-3057 (international) and entering passcode 45894739. The call also will be broadcast live on the Internet on the Company's website at www.mediwound.com.

A replay of the call will be accessible two hours after its completion through August 4, 2016 by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 45894739. The call will also be archived on the Company website for 90 days at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company's performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and stock-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe Israel and Argentina. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and without harming viable tissue.

MediWound's second innovative product, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx contains the same proteolytic enzyme technology as NexoBrid, and benefits from the wealth of existing development data on NexoBrid.  In two Phase 2 studies, EscharEx demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.

For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2015 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Sharon Malka Chief Financial and Operations Officer MediWound ir@mediwound.co.il	Anne Marie Fields Senior Vice President LHA 212-838-3777 afields@lhai.com

-Tables to Follow –

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:
Cash, cash equivalents and short term deposits	37,760	55,234	45,768
Accounts and other receivable	3,173	2,084	2,912
Inventories	1,160	1,773	1,715
	42,093	59,091	50,395
LONG-TERM ASSETS:
Long term deposits and deferred costs	129	249	192
Property, plant and equipment, net	1,270	1,066	1,040
Intangible assets, net	853	908	896
	44,345	61,314	52,523
CURRENT LIABILITIES:
Trade payables	1,571	997	1,123
Accrued expenses and other payables	3,824	2,891	4,083
	5,395	3,888	5,206
LONG-TERM LIABILITIES:
Deferred revenues	1,021	-	-
Liabilities in respect of Chief Scientist government grants net of current maturities	7,222	7,037	7,275
Contingent consideration for the purchase of treasury shares net of current maturities	16,639	16,729	16,475
Severance pay liability, net	99	7	97
	24,981	23,773	23,847

SHAREHOLDERS' EQUITY	13,969	33,653	23,470
	44,345	61,314	52,523

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015

Revenues	610	232	356	165
Cost of revenues	829	1,006	425	831
Gross loss	(219)	(774)	(69)	(666)
Operating expenses:
Research and development, gross	7,473	3,351	4,243	1,954
Participation by OCS & others	(3,543)	(460)	(1,306)	(460)
Research and development, net	3,930	2,891	2,937	1,494
Selling, general & administrative	6,555	6,369	3,694	3,406
Total operating expenses	10,485	9,260	6,631	4,900
Operating loss	(10,704)	(10,034)	(6,700)	(5,566)
Financial income (expenses), net	(581)	(91)	(811)	1,434
Loss from continuing operations	(11,285)	(10,125)	(7,511)	(4,132)
Loss from discontinued operation	-	(417)	-	-
Loss for the period	(11,285)	(10,542)	(7,511)	(4,132)

Foreign currency translation adjustments	(3)	1	3	0
Total comprehensive loss	(11,288)	(10,541)	(7,508)	(4,132)

Basic and diluted loss per share:
Loss from continuing operations	(0.52)	(0.47)	(0.34)	(0.19)
Loss from discontinued operation	0.00	(0.02)	0.00	0.00
Net loss per share	(0.52)	(0.49)	(0.34)	(0.19)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	21,850	21,611	21,850	21,672

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Cash Flows from Operating Activities:
Net loss	(11,285)	(10,542)	(7,511)	(4,132)

Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Loss from discontinued operation	-	417	-	-
Depreciation and amortization	253	230	130	115
Share-based compensation	1,787	1,303	913	616
Revaluation of liabilities in respect of Chief Scientist government grants	(23)	(50)	205	(252)
Revaluation of contingent consideration for the purchase of treasury shares	539	(491)	615	(1,132)
Net financing (income) expenses	(260)	53	(31)	(451)
	2,296	1,462	1,832	(1,104)
Changes in asset and liability items:
Increase in trade receivables	(155)	(63)	(12)	(93)
Increase in other receivables	(329)	(11)	(180)	(101)
Decrease (increase) in inventories	546	(496)	377	287
Increase (decrease) in trade payables	442	(208)	(243)	(103)
Increase in other payables	640	408	1,993	565
	1,144	(370)	1,935	555
Net cash flows used in operating activities	(7,845)	(9,450)	(3,744)	(4,681)

Cash Flows from Investment Activities:
Purchase of property and equipment	(440)	(169)	(113)	(108)
Interest received	41	26	32	19
Proceeds from (investment in) short term bank deposits, net of investments	(23,734)	(1,896)	5,477	1,001
Net cash (used in) provided by investing activities	(24,133)	(2,039)	5,396	912

Cash Flows from Financing Activities:
Proceeds from exercise of options	-	20	-	20
Proceeds from the Chief Scientist government grants, net of repayments	-	75	-	75
Net cash provided by financing activities	-	95	-	95
Increase in cash and cash equivalents	(31,978)	(11,394)	1,652	(3,674)
Exchange rate differences on cash and cash equivalent balances	70	(251)	(84)	352
Balance of cash and cash equivalents at the beginning of the period	42,502	25,422	9,026	17,099
Balance of cash and cash equivalents at the end of the period	10,594	13,777	10,594	13,777

ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
Loss for the period	(11,285)	(10,542)	(7,511)	(4,132)
Adjustments:
Financial (expenses) income, net	(581)	(91)	(811)	1,434
Loss from discontinued operation	-	(417)	-	-
Depreciation and amortization	(253)	(230)	(130)	(115)
Share-based compensation expenses	(1,787)	(1,303)	(913)	(616)
Total adjustments	(2,621)	(2,041)	(1,854)	703
Adjusted EBITDA	(8,664)	(8,501)	(5,657)	(4,835)

Share-based compensation expenses:
Cost of revenues	260	203	130	102
Research and development	385	247	192	125
Selling, general and administrative	1,142	853	591	389
Total share-based compensation expenses	1,787	1,303	913	616